UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): For the Month of May, 2015

001-36176

(Commission file number)

EROS INTERNATIONAL PLC

(Translation of registrant’s name into English)

550 County Avenue

Secaucus, New Jersey 07094

(Address of principal executive office)

________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑       Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐               No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Other Events

This report on Form 6-K is being furnished to disclose the press release issued by the Registrant on May 28, 2015. The purpose of the press release, furnished as Exhibit 99.1, was to announce the appointment of Mr. Prem Parameswaran as Group Chief Financial Officer and the newly created position of President – North America. The information in this Form 6-K and Exhibit 99.1 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Act of 1934.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2015	Eros International Plc

	By:	/s/ MARK CARBECK
Name: Mark Carbeck
Title: Chief Corporate and Strategy Officer